Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

October 20, 2017

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Valerie Lithotomos

RE:	Mirae Asset Discovery Fund (the “Trust” or “Registrant”) Registration Statement on Form N-14 (File No. 333-220546)

Dear Ms. Lithotomos:

The following responds to the supplemental comment we received from you regarding our response filed on October 19, 2017 to your comments on the above-referenced Registration Statement on Form N-14 (the “Comment Response Letter”). Our response follows your comment. Terms not otherwise defined herein shall have the meaning ascribed to them in the Comment Response Letter.

1.       Comment: Please supplementally identify the Peer Group referred to in responses numbered 8.a. and 9 of the Registrant’s Comment Response Letter.

Response: The Peer Group referred to in responses numbered 8.a. and 9 of the Registrant’s Comment Response Letter is the Morningstar U.S. Fund Pacific/Asia Ex-Japan Stock category peer group.

The preceding comment and response have been discussed with and provided by management of the Registrant. Thank you for your time and consideration. I can be reached at (215) 988-2699 with any questions you may have.

Sincerely,

/s/ Nancy P. O’Hara
Nancy P. O’Hara